ATNA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006
(Expressed in Canadian dollars)

D E V I S S E R G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheets of Atna Resources Ltd. (“the Company”) as at December 31, 2007 and 2006, and the consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2007, and the consolidated statements of shareholders’ equity for each of the years in the two year period then ended. We have also audited the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 27, 2008

ATNA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

December 31

	2007	2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,516,846	$3,534,772
Temporary investments (Note 2d)	7,040,706	9,982,252
Marketable securities (Note 4)	487,000	459,000
Accounts receivable	158,989	404,630
Prepaid expenses	62,985	81,611

	11,266,526	14,462,265

DEPOSITS FOR RECLAMATION (Note 5)	67,146	63,369

MINERAL INTERESTS (Note 6)	16,660,609	18,503,743

CORPORATE TRANSACTION COSTS (Note 14)	754,752	-

EQUIPMENT (Note 7)	747,482	803,165

	$29,496,515	$33,832,542

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$695,769	$534,908

ASSET RETIREMENT OBLIGATION (Note 5)	379,700	247,000

	1,075,469	781,908

SHAREHOLDERS’ EQUITY
SHARE CAPITAL	61,217,349	60,839,308

CONTRIBUTED SURPLUS	2,295,635	1,802,449

ACCUMULATED OTHER COMPREHENSIVE LOSS	(223,392)	-

DEFICIT	(34,868,546)	(29,591,123)

	28,421,046	33,050,634

	$29,496,515	$33,832,542

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 11)
SUBSEQUENT EVENTS (Note 14)

ON BEHALF OF THE BOARD:

“William J. Coulter”	“David H. Watkins”
William J. Coulter, Director	David H. Watkins, Director

See accompanying notes to the financial statements

ATNA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31

	2007	2006	2005

EXPENSES
Stock-based compensation expense (Note 8(e))	$587,632	$1,018,572	$148,866
Wages and benefits	393,173	435,490	232,593
Investor relations	352,590	294,959	403,138
Exploration and business development	453,855	249,904	84,503
Legal and audit	139,312	151,226	132,157
Office and miscellaneous	230,820	140,588	178,123
Amortization	117,181	119,534	26,343
Rent and services	63,193	68,632	74,900
Listing and transfer agent fees	64,257	62,883	45,241
Consultants fees	12,963	50,825	193,781
Insurance	84,737	49,741	18,109
	(2,499,713)	(2,642,354)	(1,537,754)
OTHER INCOME (EXPENSES)
Investment and miscellaneous income	511,237	543,053	386,406
Foreign exchange gain (loss)	(125,455)	(4,057)	39,395
Gain on resource properties	134,950	-	-
Loss on disposal of equipment	-	-	(1,207)
Gain on sale of marketable securities	276,669	1,684,206	411,877
Write down of marketable securities	-	(1,000)	(233,244)
Account receivable written-off	(187,778)	-	-
Gain on sale of subsidiary	-	-	46,500
Reserve against asset sale	-	(185,000)	-
Resource properties written-down (Note 6)	(3,387,333)	(122,357)	(315,809)

LOSS FOR THE YEAR	(5,277,423)	(727,509)	(1,203,836)

BASIC AND DILUTED LOSS PER SHARE	$(0.08)	$(0.01)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	64,581,804	63,112,895	44,785,582

See accompanying notes to the financial statements

ATNA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31

					Accumulated
					Other	Total
	Share Capital			Contributed	Comprehensive	Shareholder's
	No. of Shares	Amount	Deficit	Surplus	Income (loss)	Equity
	(Note 8)			(Note 8(g))	(Note 3 )
Balance December 31, 2005	55,429,067	$51,286,111	$(28,863,614)	$860,566	$-	$23,283,063

Net loss for the year	-	-	(727,509)	-	-	(727,509)
Shares issued for cash
Private placement, special warrants (A)	7,450,000	8,730,587	-	-	-	8,730,587
Exercise of options	795,000	459,795	-	-	-	459,795
Exercise of warrants	502,771	286,125	-	-	-	286,125

Transfer to share capital on exercise of options	-	76,690	-	(76,690)	-	-

Stock-based compensation	-	-	-	1,018,573	-	1,018,573

Balance, December 31, 2006	64,176,838	60,839,308	(29,591,123)	1,802,449	-	33,050,634

Adjustment to opening balance, change in accounting policy (Note 3(a))	-	-	-	-	270,666	270,666

	64,176,838	$60,839,308	$(29,591,123)	$1,802,449	$270,666	$33,321,300

Net loss for the year	-	-	(5,277,423)	-	-	(5,277,423)

Other comprehensive income

Unrealized loss on marketable securities	-	-	-	-	(121,540)
Unrealized loss on temporary investments	-	-	-	-	(95,849)
Realized gains on marketable securities	-	-	-	-	(276,669)	(494,058)

Comprehensive loss						(5,771,481)

Shares issued for cash
Exercise of stock options	545,750	283,595	-	-	-	283,595

Stock-based compensation	-	-	-	587,632	-	587,632

Transfer to share capital on exercise of options	-	94,446	-	(94,446)	-	-

	545,570	378,041	(5,277,423)	493,186	(494,058)	(4,900,254)

Balance December 31, 2007	64,722,588	$61,217,349	$(34,868,546)	$2,295,635	$(223,392)	$28,421,046
			(B)		(B)

(A)
The special warrants were issued to subscribers during the year ended December 31, 2005 and were included in shareholders’ equity in the amount of $8,736,833. These special warrants have been presented above, on conversion to common shares during the year ended December 31, 2006, for proceeds, net of $6,246 in additional share issue costs, of $8,730,587.

(B) Total deficit and accumulated other comprehensive income (loss) at December 31, 2007 was $(35,091,938).

See accompanying notes to the financial statements

ATNA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31

	2007	2006	2005

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the year	$(5,277,423)	$(727,509)	$(1,203,836)
Less: non-cash items
Amortization	117,181	119,534	26,343
Loss on disposition of asset	-	-	1,207
Temporary investment income	(349,491)	(331,604)	-
Accounts receivable written-off	187,778	-	-
Marketable securities written-down	-	1,000	233,244
Net gain on sales of marketable securities	(276,669)	(1,684,206)	(411,877)
Gain on resource properties	(134,950)	-	-
Reserve against asset sale	-	185,000	-
Resource properties written-down	3,387,333	122,357	315,809
Stock-based compensation expense	587,632	1,018,572	148,866

Net change in non-cash working capital items
Accounts receivable	(29,679)	(305,212)	(80,221)
Accounts payable	126,022	(182,173)	(439,107)
Prepaid expenses	18,626	(21,643)	(37,254)
	(1,643,640)	(1,805,884)	(1,446,826)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	283,595	739,674	10,550,526
Special warrants issued for cash, net of issue costs	-	-	9,237,364
	283,595	739,674	19,787,890

INVESTING ACTIVITIES
Acquisition of resource properties	(156,461)	(12,647)	(235,139)
Exploration and development	(1,904,856)	(4,593,668)	(10,934,512)
Corporate transaction costs	(754,752)	-	-
Option payments	271,735	128,172	190,850
Exploration recoveries and operating fees	-	602,541	77,314
Net purchases of equipment	(61,498)	(7,648)	(59,722)
Purchase of marketable securities	-	(1,600,000)	-
Proceeds from disposal of marketable securities	376,669	3,445,612	2,368,377
Purchase of temporary investments	(980,366)	(3,562,789)	(1,968,706)
Proceeds from disposal of temporary investments	4,175,554	-	-
Proceeds from sales of resource properties	379,871	-	-
Reclamation bond	(3,777)	-	(520,808)
	1,342,119	(5,600,427)	(11,082,346)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ANDEQUIVALENTS	(17,926)	(6,666,637)	7,258,718

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,534,772	10,201,409	2,942,691

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,516,846	$3,534,772	$10,201,409

Supplemental disclosure with respect to cash flows (Note 9)

See accompanying notes to the financial statements

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

1.	NATURE OF OPERATIONS

The Company is incorporated in British Columbia and is involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Atna Resources Inc., incorporated in the State of Nevada, U.S.A.; and Minera Atna Chile Limitada, incorporated in Chile. Minera Atna Chile was sold during 2005. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ from U.S. GAAP as described in Note 13.

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental and site reclamation obligations, impairment of property and equipment and rates for amortization. Actual results could differ from those estimates.

(c)	Fair value of financial instruments

(i)	Fair value

The carrying values of cash and cash equivalents, investments, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii)	Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash, cash equivalents and investments being placed with major financial institutions and amounts receivable due from government agencies.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Fair value of financial instruments (Continued)

(iv)	Currency risk

The Company is exposed to foreign currency fluctuations to the extent certain expenditures incurred are not denominated in Canadian dollars. As at December 31, 2007, cash included approximately $278,076 (2006 - $162,749) denominated in US Dollars.

(d)	Cash and Investments

Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash. All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income. Cash equivalents are inclusive of accrued interest amounts on securities that bear coupon interest, as receipt of these amounts is also considered to be certain and measurable. Temporary investments are represented by holdings of trust units of pooled income and equity funds that are readily convertible to cash and are carried at the lower of cost or current market value.

(e)	Mineral Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until the extent of mineralization has been determined and economic feasibility can be established, and then depleted on a systematic and rational basis if the property achieves commercial production, or written off if the property is proven to be uneconomic, management elects to cease exploration work or if the Company’s rights to acquire the applicable mineral claims are allowed to lapse or are abandoned. The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As such options are typically exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received. The Company may also periodically receive grants or assistance pursuant to various Canadian government programs. These amounts are recorded as recoveries against the capitalized cost of the property or properties to which they relate. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Equipment

Equipment is recorded at cost and amortized over its estimated useful economic life on a declining balance basis at annual rates of 30% and 20%, respectively, for computer and office equipment; on a straight-line basis over three years for exploration equipment. The Company has constructed an office and administration building on the Pinson property that is subject to the terms of the exploration agreement as set out in Note 5(a)(i) and is recorded at cost with amortization on a straight-line basis over ten years.

(g)	Asset Retirement Obligations

The Company follows the recommendations of the Canadian Institute of Chartered Accountants in accounting for asset retirement obligations. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred or acquired. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. The liability is increased over time (accreted) by the discount factor that was applied in the initial measurement of fair value and the asset is amortized over the estimated life of the related asset. The amount of the liability will be subject to re-measurement at each reporting period.

(h)	Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

(i)	Stock-Based Compensation

The Company accounts for stock-based compensation expenses using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Income Taxes

The Company accounts for potential future tax assets and liabilities by recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized. Such an allowance currently applies fully to all of the Company’s potential income tax assets.

(k)	Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization that is translated at the historical rates associated with the assets being amortized.

Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

(l)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value, based either upon the trading price of the Company’s shares on the Toronto Stock Exchange (“TSX”) on the date of the agreement to issue the shares or the average closing price of the last five trading days of the Company’s shares on the TSX prior to the date of issue. Costs incurred to issue common shares are deducted from share capital.

(m)	Loss Per Share

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted loss per share is the same.

(n)	Recent Accounting Pronouncements

i) Capital Disclosures

In February 2007, the issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objective, policies and precedes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Recent Accounting Pronouncements (continued)

ii) Financial Instruments

In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” Theses sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

iii) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments - Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

3.	CHANGE IN ACCOUNTING POLICIES (Continued)

(a)	Financial Instruments – Recognition and Measurement (Section 3855) (Continued)

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

(i)
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)
All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

(i)
Marketable securities and investments are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(ii)
The Company’s royalty agreement with Yukon Zinc Corp. is considered a derivative financial instrument under the new accounting standard and consequently is classified as held for trading and is measured at fair value. The fair value of this financial instrument cannot be determined until the property over which the Company has a royalty had been placed into commercial production.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

3.	CHANGE IN ACCOUNTING POLICIES (Continued)

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and included the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.	TEMPORARY INVESTMENTS AND MARKETABLE SECURITIES

Temporary investments and marketable securities held by the Company are considered to be “available for sale securities” and are reported at fair value with any unrealized holding gains and losses included in current other comprehensive income, a component of shareholders' equity.

5.	DEPOSITS FOR RECLAMATION AND ASSET RETIREMENT

The Company has posted environmental reclamation bonds in the amount of $7,376 (US$5,696) (2006 - Cdn$6,950) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Beowawe Property.

The Company has posted environmental reclamation bonds in the amount of $59,740 (US$53,718) (2006 - Cdn$56,419) with the United States Department of Agriculture, Forest Service to cover reclamation costs on the Jarbidge Properties in Nevada.

At December 31, 2007 the Company has recorded $312,700 as an estimated asset retirement obligation relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson Project, an additional $67,000 has been recorded in respect of the Beowawe and Jarbidge Properties.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

6.	MINERAL PROPERTIES

At December 31, 2007 and 2006, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at December 31, 2006	$15,909,018	$1,475,412	$18,362	$34,153	$744,658	$19,385	$302,755	$18,503,743
Additions during the period:
Acquisition	-	48,348	4,971	85,952	17,190	-	-	156,461

Exploration and development:
Professional Fees and Wages	2,225	4,942	-	1,482		-	-	8,649
Property and Development	1,483	82,882	40	20,641	19,374	-	-	124,420
Drilling	-	774,547	260,964	1,123	2,563	-	-	1,039,197
Geology	66,888	293,946	31,018	1,118	80,023	-	-	472,993
Environment	-	7,804	-	-	-	-	-	7,804
Permitting	-	167,166	3,590	-		-	-	170,756
Travel and Transportation	-	-	-	-			-	-
Geochemistry/geophysics	1,977	12,396	-	-	16,366	-	-	30,739
Surface Infrastructure		72,364	3,371	-	-	-	-	75,735
Exploration support	8,524	-	877	-	-	-	-	9,401
	81,097	1,416,047	299,860	24,364	118,326			1,939,694
Additions during period	81,097	1,464,395	304,831	110,316	135,516			2,096,155

Asset retirement obligation	65,700	60,000	7,000	-	-	-	-	132,700
Cost Recoveries	(47,036)	-	-	-	(364,425)	-	(1,460)	(412,921)
Option Payments	-	-	-	(80,580)	(171,770)	(19,385)	-	(271,735)
Write-Offs	-	(2,999,807)	(330,193)		(57,333)	-	-	(3,387,333)
Balance at December 31, 2007	$16,008,779	$-	$-	$63,889	$286,646	$-	$301,295	$16,660,609

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

6.	MINERAL PROPERTIES (Continued)

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at December 31, 2005	$14,330,403	$721,875	$238,537	$73,972	$730,687	$47,476	$509,859	$16,652,809
Additions during the period:
Acquisition	-	-	-	-	12,647	-	-	12,647

Professional Fees and Wages	-	2,526	-	-	-	-	-	2,526
Property and Development	116,442	106,429	129,985	18,432	32,429	-	7,610	411,327
Drilling	-	295,257	-	-	-	-	-	295,257
Permitting	5,917	16,149	-	-	-	-	-	22,066
Geology	4,025	271,515	1,475	9,615	71,563	80	30	358,303
Geochemistry	-	9,828	-	-	6,332	-	-	16,160
Geophysics	-	-	-	-	37,100	-	-	37,100
Environment	-	12,122	-	-	-	-	-	12,122
Reserve Definition	232,600		-	-	-	-	-	232,600
Drilling Support	535,939	-	-	-	-	-	-	535,939
Surface Drilling	449,674	-	-	-	-	-	-	449,674
Surface Infrastructure	113,475	-	-	-	-	-	-	113,475
Production Setup	310,297	-	-	-	-	-	-	310,297
Dewatering	61,066	-	-	-	-	-	-	61,066
Travel and transportation	-	2,245	-	-	-	-	-	2,245
Field Office	-	37,466	-	-	-	-	-	37,466
Admin/Indirect Costs	748,820	-	-	-	-	-	-	748,820
	2,578,255	753,537	131,460	28,047	147,424	80	7,640	3,646,443
Additions during period	2,578,255	753,537	131,460	28,047	160,071	80	7,640	3,659,090

Cost Recoveries	(999,640)	-	(351,635)	(67,866)	(10,085)	-	(402)	(1,429,628)
Option Payments	-	-	-	-	-	(28,171)	(228,000)	(256,171)
Write-downs	-	-	-	-	(136,015)	-	13,658	(122,357)
Balance at December 31, 2006	$15,909,018	$1,475,412	$18,362	$34,153	$744,658	$19,385	$302,755	$18,503,743

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

6.	MINERAL PROPERTIES (Continued)

(a)	United States

(i)	Pinson Property, Nevada

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation. Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period. PMC notified the company that it would elect to earn back into the property on April 6, 2006. Completion of qualifying expenditures by PMC, on or before April 5, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest. If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company may retain a 70% interest in the project and again become operator.

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

(ii)	Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada. The Company, on assessment of its exploration results, has written-down its interest, terminated its option interests in the majority of the properties and $2,999,807 in acquisition and exploration costs has been charged to operations.

The Company also held interests in three other properties adjacent to Jarbidge, shown above included in Other US properties that have also been written-down and $57,333 in acquisition and exploration costs has been charged to operations.

(iii)	Beowawe Properties, Nevada

The Company held an option to acquire a 100% interest in 95 lode claims located at the north end of the Carlin Gold District in Nevada plus an option to acquire a 100% interest in 40 acres of fee land and an exclusive lease and an option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group.

On May 30, 2007, the Company terminated its option and lease agreements, abandoned its interests and wrote-off $330,193 in acquisition and exploration costs.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

6.	MINERAL PROPERTIES (Continued)

(iv)	Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid). The Finder’s fee is capped at a maximum of US$500,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51% working interest in the Clover property by making a series of payments to the Company and expending US$3,300,000 on exploration over a 4 year period. Yamana may elect to increase its interest to 70% by completing a prefeasibilty study within 30 months of vesting its initial 51% interest in the project.

(b)	United States -Other

(i)	Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 ‘Triple Junction’ lode claims and the 31 ‘Dixie Fork’ lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project. Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2008, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(ii)	Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(iii)	Lone Pine Property, Arizona

The Company sold its interest in the Lone Pine property in July 2007 realizing US$351,268 after closing costs.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

6.	MINERAL PROPERTIES (Continued)

(c)	Chile

(i)	Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty. A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

An agreement is in place between the Company and Compania Cielo Azul Limitada (“CCAL”) whereby CCLA may lease the property for a period of twenty years by making the following lease payments to the Company: US$10,000 upon execution of an agreement (received); US$10,000 on the first anniversary of the agreement (received); US$25,000 on the second anniversary of the agreement; and US$50,000 on the third anniversary of the agreement and on all subsequent anniversary dates thereafter. The property will be subject to a 2.5% NSR royalty.

(ii)	Cachinal Property

The Company entered into an option agreement with Valencia Ventures (“Valencia”) wherein Valencia may earn up to 70% interest in the Company’s Cachinal de la Sierra property in Chile by making cash payments totaling CDN$95,000 (CDN$50,000 received) and spending CDN$1,500,000 within three years. During the year ended December 31, 2005, the property was written down to a nominal value.

(d)	Canada

(i)	Wolverine Property, Yukon

The Company had a 40% joint venture interest in the Wolverine property with Yukon Zinc Corporation (“YZC”) (formerly Expatriate Resources Ltd.) as the property operator and owner of the remaining 60% interest.

During the year ended December 31, 2004 the Company sold its interest to YZC for $2,000,000 cash and 10,000,000 units of YZC valued at $2,271,000. Each unit consisted of one common share and one half of a share purchase warrant; each whole warrant is exercisable to purchase one common share of YZC for a price of $0.32 for two years. The disposition resulted in a loss of $1,659,561; however, the Company retains an NSR royalty on precious metals of up to 9.45% indexed to the price of silver.

(ii)	Wolf Property, Yukon

The Company holds a 68% interest in 18 mineral claims; due to a lack of recent exploration work conducted on the claims, at December 31, 2004, the Company wrote its interest in the Wolf property down to a nominal amount.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

6.	MINERAL PROPERTIES (Continued)

(d)	Canada (Continued)

(iii)	Marg Property, Yukon

The Company purchased a 2/3 joint venture interest in the Marg property by making a cash payment of $250,000. Cameco Corporation was the owner of the remaining 1/3 interest.

During 2004, the Company purchased Cameco’s stake in the Marg joint venture by making a cash payment of $80,000. On November 25, 2004, the Company entered into an option agreement with another party whereby that party can earn a 100% interest in the Marg Property by making total cash payments of $600,000 ($200,000 received) and issuing 400,000 common shares (266,666 shares received) to the Company on or before December 8, 2008. During the year ended December 31, 2006, the property was written-down.

(iv)	Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty. As at December 31 2006, the carrying value of the property was $302,752.

(v)	White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units. During the year ended December 31, 2006, the property was written-down to a nominal value.

(e)	Realization of assets

The investment in and expenditures on resource properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

6.	MINERAL PROPERTIES (Continued)

(f)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time to varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

7.	EQUIPMENT

		December 31, 2007			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$790,771	$151,719	$639,052	$790,771	$77,821	$712,950
Office furniture, equipment	31,973	27,243	4,730	31,973	26,095	5,878
Field equipment	32,588	29,135	3,453	32,588	27,370	5,218
Computer equipment.	151,114	83,929	67,185	136,228	61,336	74,892
Vehicles	92,083	59,021	33,062	46,256	42,029	4,227
	$1,098,529	$351,047	$747,482	$1,037,816	$234,651	$803,165

8.	SHARE CAPITAL

(a)	Authorized:

An unlimited number of common shares without par value
An unlimited number of preferred shares without par value

(b)	Issued

	No. of Shares	Amount
Balance as at December 31, 2005	55,429,067	$51,286,111

Issued for cash
Private placement, net of issue costs (Note 8 (c))	7,450,000	8,730,587
Exercise of warrants	502,771	459,795
Exercise of options	795,000	286,125

Issued for other consideration
Exercise of options, stock-based compensation	-	76,690

Balance as at December 31, 2006	64,176,838	60,839,308

Issued for cash
Exercise of options	545,750	283,595

Issued for other consideration
Exercise of options, stock-based compensation	-	94,446
Balance as at December 31, 2007	64,722,588	$61,217,349

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

8.	SHARE CAPITAL (continued)

(c)	Private Placements

On February 2, 2006, the Company completed a special warrant brokered private placement for the issuance of 7,450,000 common shares at a price of $1.35 per share for gross proceeds of $10,057,500. The agents received a 6.5% cash commission of $653,737 and 521,000 agents’ warrants to acquire 521,000 shares of the Company at a price of $1.55 per share until December 16, 2006. The Company incurred cash share issuance costs in the amount of $67,643 in connection with the private placement and recorded the fair value, as determined by the Black-Scholes Option Pricing Model, of the agents’ warrants at $605,532.

(d)	Stock Options

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, approved by the shareholders on April 20, 2006, the Company may grant stock options for the purchase of up to 6,355,864 common shares. Vesting of stock options is made at the discretion of the Board of Directors at the time the options are granted. At December 31, 2007, the Company had stock options outstanding for the purchase of 2,437,300 common shares, with an average remaining contractual life of 1.5 years, of which 2,400,961 stock options were exercisable at December 31, 2007.

	Number of	Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2005	2,145,000	$0.52

Exercised	(795,000)	0.36
Cancelled/expired	(125,000)	2.01
Granted	915,000	1.19

Outstanding at December 31, 2006	2,140,000	$1.11

Exercised	(545,750)	0.52
Cancelled/expired	(120,750)	1.76
Granted	963,800	1.36

Outstanding at December 31, 2007	2,437,300	$1.33

The weighted average fair value of stock options granted during the year ended December 31, 2007 was $0.63 (2005 - $1.02).

The following summarizes the stock options outstanding at December 31, 2007

Number of Shares	Exercise Price	Expiry Date
150,000	0.59	February 8, 2008
700,000	0.70	April 18, 2008
690,000	2.01	January 31, 2009
25,000	1.28	July 7, 2009
872,300	1.36	January 11, 2010

2,437,300

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

8.	SHARE CAPITAL (continued)

(e)	Stock-Based Compensation

During the year ended December 31, 2007, the Company granted stock options to directors, officers and employees to acquire up to an aggregate of 963,800 common shares at an exercise price of $1.36 per share and the fair value of $554,611 has been recorded as an expense in these financial statements.

During the year ended December 31, 2006, the Company granted stock options to directors, officers and employees to acquire up to an aggregate of 915,000 common shares at exercise prices of $2.01 and $1.28 per share and the fair value of $1,018,572 has been recorded as an expense in these financial statements.

The fair value of stock options used to calculate compensation expense and the fair value of agents’ warrants is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at December 31, 2007:

	2007	2006

Risk-free interest rate	2.88%	2.43%
Expected dividend yield	-	-
Expected stock price volatility	67%	50% to 65%
Expected option life in years	3	1 to 3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(f)	Warrants

At December 31, 2007 and 2006, the Company has no outstanding warrants to purchase common shares.

(g)	Contributed Surplus

Balance as at December 31, 2005	$860,566
Stock based compensation expense	1,018,572
Exercise of stock options	(76,689)

Balance as at December 31,2006	$1,802,449
Stock-based compensation expense	587,632
Exercise of stock options	(94,446)

Balance as at December 31, 2007	$2,295,635

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

9.	SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash financing activities:

	2007	2006	2005

Significant non-cash operating, investing and financing activities:

Operating activities
Amortization recorded in deferred property costs	$-	$-	$9,679

Investing activities
Marketable securities received for option payments	$168,000	$128,000	$271,666
Marketable securities received for sale of property	-	-	-
Reclassification of building & equipment costs from deferred costs	-	827,087	-
Reclassification of reclamation bonds to temporary investments	-	464,389	-
Increase in asset retirement obligation	$132,700
Accounts payable related to mineral property costs	$34,839	-	-
	$335,539	$1,419,476	$271,666

Financing activities
Fair value of agents’ warrants issued	-	-	605,533
	$-	$-	$605,533

Other cash flow information

Interest received	$419,130	$543,053	$386,406

10.	RELATED PARTY TRANSACTIONS

There were no related party transactions in 2007, 2006 or 2005.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

11.	COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

12.	INCOME TAXES

At December 31, 2007, the Company has non-capital losses carried forward for Canadian income tax purposes totalling approximately Cdn$5,760,000, expiring in various periods from 2006 to 2027, and resource and other tax pools available to reduce Canadian taxable income that aggregate approximately $15,870,000 at December 31, 2007 (2006 - $15,600,000). The Company also has net operating loss carry forwards and resource deductions totalling approximately $21,000,000 for U.S. income tax purposes which are currently being substantiated, and if not utilized to reduce U.S. taxable income in future periods, will expire in various periods through 2026.

The reconciliation of the Canadian income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006
	34.12%	34.12%

Income tax expense (benefit) computed at statutory rates	$(1,800,657)	$(253,344)
Temporary differences recognized	(255,526)	(134,555)
Non-deductible differences	155,449	55,997
Unrecognized tax losses	1,900,734	331,902
Income tax benefit per financial statements	$-	$-

The significant components of the Company’s future income tax assets as at December 31, 2007 and 2006 are as follows:

	2007	2006
Future income tax assets
Losses carried forward, Canada	$1,963,937	$2,091,912
Losses carried forward, United States	7,453,465	5,189,352
Mineral properties	5,230,391	5,219,864
Equipment	65,162	60,829
Share issuance costs	492,014	677,047
Valuation allowance	15,204,969	13,239,004
	(15,204,969)	(13,239,004)
Future income taxes, net	$-	$-

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Resource Property Costs

Under Canadian GAAP, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (e) provide a summary of the impact on the Company’s balance sheets and statements of operations and deficit and cash flows that would result from the application of US accounting principles to resource property costs:

	2007	2006	2005

(a) Assets
Resource Properties
Resource properties following Canadian GAAP	$16,660,609	$18,503,743	$16,652,809
Less deferred exploration costs	(16,562,010)	(18,491,096)	(16,652,809)

Resource properties following U.S. GAAP	$98,599	$12,647	$-

(b) Operations
Net loss following Canadian GAAP	$(5,277,423)	$(727,509)	$(1,203,836)
Property costs expensed under U.S. GAAP – net	(1,703,168)	(1,960,644)	(11,833,724)
Deferred property costs written-off under Canadian GAAP
	3,387,333	122,357	315,809
Net proceeds received on sale of property	379,871	-	-
Gain on property sold under Canadian GAAP	(134,950)	-	-

Net income (loss) under U.S. GAAP	$(3,348,337)	$(2,565,796)	$(12,721,751)

(c) Deficit
Closing deficit under Canadian GAAP	$(34,868,546)	$(29,591,123)	$(28,863,614)
Adjustment to deficit for exploration expenditures of prior years written-off under U.S. GAAP	(16,562,010)	(18,491,096)	(16,652,809)

Closing deficit under U.S. GAAP	$(51,430,556)	$(48,082,219)	$(45,516,423)

(d) Earnings (loss) per share under U.S. GAAP
Earnings (loss) per share	$(0.05)	$(0.04)	$(0.28)

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(e)	Statements of cash flows

	2007	2006	2005

Net cash from (used in) operating activities of continuing operations in accordance with Canadian GAAP	$(1,643,640)	$(1,805,884)	$(3,415,532)
Adjustments to net loss involving use of cash Write-off of expenditures on mineral interests, net	(1,703,169)	(1,960,644)	(11,833,724)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(3,346,809)	(3,766,528)	(15,249,256)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	1,342,119	(5,600,427)	(9,113,640)
Reclassification of expenditures on mineral property interests	1,703,169	1,960,644	11,833,724

Net cash from (used in) investing activities continuing operations in accordance with US GAAP	3,045,288	(3,639,783)	2,720,084

Net cash flows from financing activities continuing operations in accordance with Canadian and US GAAP	283,595	739,674	19,787,890

Net increase (decrease) in cash in accordance with Canadian and US GAAP	(17,926)	(6,666,637)	7,258,718
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	3,534,772	10,201,409	2,942,691

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$3,516,846	$3,534,772	$10,201,409

14.	SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2007:

(a) Agreement and Plan of Merger

The Company and Canyon Resources Corporation (“Canyon”) entered into an agreement and Plan of Merger whereby the common stock of Canyon has been converted into the right to receive 0.32 common shares of the Company for each share of Canyon held.. Under the terms of the terms of the transaction the Company has authorized and will issue to Canyon shareholders a total of up to 17,114,238 common shares.

In addition, all of the outstanding employee stock options of Canyon have been cancelled and new stock options have been issued by the Company on closing of the transaction. All outstanding share purchase warrants and convertible debentures of Canyon will be assumed by the Company and will be exercisable to acquire that number of shares of the Company as determined by reference to the

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

14.	SUBSEQUENT EVENTS (continued)

(a)	Agreement and Plan of Merger (continued)

exchange ratio. If all stock options, share purchase warrants and convertible debentures were exercised the Company would issue an additional 5,897,240 common shares.

The transaction, on completion, will be accounted for as a purchase by the Company of the assets of Canyon. Based on the unaudited financial statements of Canyon as at September 30, 2007 the transaction would be accounted for as follows:

Purchase price:
53,047,824 Canyon Resources common shares outstanding	$27,661,257
Estimated transaction costs	1,202,199
Estimated fair value of options, warrants and debentures issued	2,414,679

Total purchase price (increase in pro forma share capital)	$31,278,135
Purchase price allocation:
Cash and cash equivalents	$3,725,262
Short term investments	496,450
Accounts receivable	4,766
Metal inventories	67,319
Prepaid insurance	232,736
Other current assets	118,354
Property, plant and mine development, net	36,508,848
Restricted cash	3,299,804
Other noncurrent assets	244,452
Goodwill	-
Accounts payable	(403,912)
Short term asset retirement obligations	(1,080,474)
Payroll liabilities	(121,928)
Legal settlement accrual	(204,736)
Other current liabilities	(1,776,790)
Notes payable	(819,142)
Capital leases	(50,042)
Long term asset retirement obligations	(2,757,482)
Future income taxes	(6,205,350)

$31,278,135

The purchase price allocation will be adjusted to the amounts determined from the financial statements and results of Canyon upon closing of the transaction.

As at December 31, 2007, the Company had incurred costs of approximately $754,752 in respect of this proposed transaction, these costs have been deferred in these financial statements.

(b)	Stock options

The Company issued 150,000 common shares on the exercise of 150,000 employee stock options at a price of $0.59 per share for proceeds of $88,500.

ATNA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

14.	SUBSEQUENT EVENTS (continued)

(c)	The Company granted stock options pursuant to the Canyon transaction to directors, officers and employees to acquire up to 832,640 common shares at $1.32 per share on or before March 18, 2012.